UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Furniture Brands International, Inc.

(Name of Issuer)

Common Stock, $1.00 stated value

(Title of Class of Securities)

360921100

(CUSIP Number)

Jason G. Bernzweig

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Stephen Fraidin

Thomas W. Christopher

Kirkland & Ellis LLP

Citigroup Center

153 E. 53rd Street

New York, New York  10022

(212) 446-4800

May 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 9 hereby amends the Statement on Schedule 13D (this “Statement”) originally filed on March 2, 2007, as amended by Amendments No. 1 through No. 8, by SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse with respect to the common stock, $1.00 stated value per share (the “Common Stock”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”) as follows:

Item 4.    Purpose of the Transaction

Item 4 of this Statement is amended to include the following penultimate paragraph:

On May 20, 2008, the Issuer released the certified results of the 2008 annual meeting of stockholders which indicated that shareholders elected all three SCSF Nominees to the Board.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Statement is hereby amended and restated as follows:

As part of its overall portfolio management practice, SCSF Equities has or may enter into hedging transactions with respect to the Issuer, specific furniture industry participants, and/or baskets of furniture industry participants.  As part of these practices, on May 15, 2008, SCSF Equities entered into the Master Terms and Conditions for Hedging Transactions (the “Master Confirmation”) with Citibank, N.A. (“Citi”) to hedge a material portion of the Common Stock of the Issuer owned by SCSF Equities for a limited duration.  Under the Master Confirmation, SCSF Equities will retain voting rights and rights to ordinary dividends for the hedged shares. The Master Confirmation contains the principal terms and conditions governing hedge arrangements between SCSF Equities and Citi.  The Reporting Persons disclaim beneficial ownership of any securities that may be held from time to time by Citi in connection with the hedge arrangements.

Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                               Materials to be Filed as Exhibits

Exhibit No.	Description
99.1	Stockholder List Access Demand Pursuant to Section 220 of Delaware General Corporation Law, dated March 28, 2008. *

99.2	Stockholder List Use Request Pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended, dated March 28, 2008. *

99.3	Press Release issued by Sun Capital Securities Group, LLC on April 3, 2008.*

99.4	Letter sent to the Board of Directors of the Issuer on April 17, 2008.*

99.5	Master Terms and Conditions for Hedging Transactions between Citibank, N.A. and SCSF Equities, LLC, dated as of May 15, 2008.

* previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 20, 2008	SCSF Equities, LLC

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	*
Name:	Marc J. Leder
Its:	Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities, LLC

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

*
Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 9 to Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: May 20, 2008	*By:	/s/ Jason G. Bernzweig	Attorney in Fact
Jason G. Bernzweig